Ryan Grimsland Executive Vice President, Chief Financial Officer Advance Auto Parts, Inc.

September 27, 2024

VIA EDGAR AND U.S. MAIL

The U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Attn: Tyler Howes

100 F Street, N.E.

Washington, DC 20549

Re:	Advance Auto Parts, Inc.

Form 10-K for the Fiscal Year Ended December 30, 2023

File No. 001-16797

Dear Mr. Howes:

Advance Auto Parts, Inc. (the “Company”) thanks the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission for its comment regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 30, 2023 (the “Letter”). For your convenience of reference and review, the Company has repeated your comment as presented in the Letter in bold text, with its response provided immediately under the comment.

Form 10-K for the Fiscal Year Ended December 30, 2023

Item 11. Executive Compensation, page 29

1.

From the disclosure incorporated by reference from page 31 of the Definitive Proxy Statement filed on April 8, 2024, it appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company’s recovery analysis determined that no amounts of incentive compensation were recoverable under its policy, and the interactive data related to such conclusion was inadvertently excluded. The Company appreciates the Staff’s comment and confirms that in future filings where it has conducted a recovery analysis, the Company will include an interactive data file for its Regulation S-K Item 402(w) disclosure in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual.

If the Staff has any further questions or if we can clarify our response, please do not hesitate to call me at 984-212-2059.

Sincerely,

/s/ Ryan P. Grimsland
Ryan P. Grimsland
Executive Vice President, Chief Financial Officer

cc:	James Lopez, Division of Corporation Finance

Shane O’Kelly, President, Chief Executive Officer

Amanda Keister, Vice President, Associate General Counsel and Assistant Corporate Secretary